Citizens Capital Markets, Inc.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

FINANCIAL STATEMENTS AS OF AND FOR THE
YEAR ENDED DECEMBER 31, 2016, SUPPLEMENTAL
SCHEDULES AS OF DECEMBER 31, 2016, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Citizens Capital Markets, Inc.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)
Table of Contents   **Page(s)**

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SEC FILE NUMBER
8-69651

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CITIZENS CAPITAL MARKETS INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28 STATE STREET, MS1240
(No. and Street)

BOSTON	**MA**	**02118**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT RUBINO **617-994-7005**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name -- *if individual, state last, first, middle name*)

200 BERKELEY STREET	**BOSTON**	**MA**	**02116**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

ROBERT RUBINO, swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of
CITIZENS CAPITAL MARKETS, INC., as of
December 31 **20 16**, are true and correct. I further swear (or affirm) that neither the company
or any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
customer, except as follows:



Signature

CEO

Title



Notary Public

Sandra L. Galloway
My Commission Expires
08/14/2020

SANDRA L. GALLOWAY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 14, 2020

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Citizens Capital Markets, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Citizens Capital Markets, Inc. ("the Company"), a wholly owned subsidiary of Citizens Financial Group, Inc., as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, liabilities subordinated to the claims of general creditors and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

The supplemental schedules i, j and k listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. These supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 28, 2017

Citizens Capital Markets, Inc.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)
Statement of Financial Condition
As of December 31, 2016
(In thousands except share figures)

ASSETS

Cash and cash equivalents	$	41,189
Underwriting fee receivable		4,367
Prepaid expenses and other assets		307
Total assets	$	45,863

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Subordinated loans - due to parent	$	20,000
Due to affiliate		23
Taxes payable		617
Other liabilities		73
Total liabilities	$	20,713

STOCKHOLDER'S EQUITY

Common stock	
par value of $1, authorized, 10 shares issued and outstanding	-
Additional paid-in capital	20,000
Retained earnings	5,150
Total stockholder's equity	25,150

Total liabilities and stockholder's equity	$	45,863

See accompanying notes to financial statements.

Citizens Capital Markets, Inc.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)
Statement of Operations
For The Year Ended December 31, 2016
(In thousands)

Revenue:		
Underwriting fees	$	9,800
Underwriting fees - affiliate		219
Referral fees		2,333
Other income		592
Total revenue		12,944
Expenses:		
Service fees with affiliate		4,070
Regulatory fees		340
Professional fees		189
Office and maintenance		19
Total expenses		4,618
Income before interest and income tax expense		8,326
Interest expense		266
Income before income tax expense		8,060
Income tax expense		3,019
Net income	$	5,041

See accompanying notes to financial statements.

Citizens Capital Markets, Inc.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)
Statement of Changes in Stockholder's Equity
For The Year Ended December 31, 2016
(In thousands except share figures)

	Common Stock		Additional Paid-In Capital	Retained Earnings		Total
	Shares	Dollars				
Balance, January 1, 2016	10	$ -	$ 15,000	$ 109	$	15,109
Contributions from parent	-	-	5,000	-		5,000
Net income	-	-	-	5,041		5,041
Balance, December 31, 2016	10	$ -	$ 20,000	$ 5,150	$	25,150

See accompanying notes to financial statements.

Citizens Capital Markets, Inc.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)
Statement of Cash Flows
For The Year Ended December 31, 2016
(In thousands)

Cash Flows From Operating Activities:		
Net Income	$	5,041
Adjustments to reconcile net income to net cash provided by operating activities:		
Operating activities		
Increase (decrease) in operating assets		
Underwriting fee receivable		(4,367)
Increase in taxes		583
Due to affiliate		23
Prepaid assets		(307)
Increase (decrease) in operating liabilities		
Interest payable subordinated loan		3
Accrued expenses and other liabilies		70
Net cash provided by operating activities		1,046
Cash flows from financing activities:		
Capital contributions from parent		5,000
Proceeds from subordinated borrowings		200,000
Repayments of subordinated borrowings		(180,000)
Net cash provided by financing activities		25,000
Net increase in cash and cash equivalents		26,046
Cash and cash equivalents:		
Beginning of Year		15,143
End of Year	$	41,189
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for income taxes	$	2,427
Cash paid during the year for interest	$	263

See accompanying notes to financial statements.

Citizens Capital Markets, Inc.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For The Year Ended December 31, 2016
(In thousands)

Balance - January 1, 2016	$	-
Proceeds from subordinated borrowings		200,000
Repayments of subordinated borrowings		(180,000)
Balance - December 31, 2016	$	20,000

See accompanying notes to financial statements.

Description of Organization

Citizens Capital Markets, Inc. (the "Company" or "CCMI"), is a Massachusetts corporation incorporated on September 21, 1995, a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company registered with FINRA and the SEC on February 9, 2016 and commenced operations as a broker-dealer in May 2016. The Company's business activities include investment banking advisory services, merger and acquisition, underwriting corporate securities and private placements. Many of the transaction opportunities in which CCMI engages come from customer referrals by its affiliate banks, Citizens Bank, N. A., and Citizens Bank of Pennsylvania. Under its current business model, CCMI holds no customer funds or securities.

The Company is a wholly owned subsidiary of Citizens Financial Group, Inc. ("CFG"). CCMI was originally named Citizens Capital, Inc., and was a venture capital firm that made equity investments, venture fund investments, and provided mezzanine financing to smaller, early stage businesses. The corporation was renamed, repurposed, and recapitalized in July, 2015, before applying for FINRA membership. All remaining previous investments were transferred to CFG at that time.

Note 1.   Significant Accounting Policies

Basis of Presentation
The Financial Statements include the accounts of the Company and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. dollar is the functional currency of the Company.

Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to accrued incentive compensation, income taxes, fee receivables, and other contingencies. Fee receivables are estimates in that they are known fee receivables less estimated transaction related expenses owed to the lead underwriters upon final transaction settlement.

Securities Transactions
All securities transactions, including revenues, are recorded on a trade date basis.

Underwriting Revenue
Underwriting revenues are recorded when services for the transactions are determined to be substantially completed, generally as set forth under the terms of the engagement. These revenues are presented net of related expenses, arising from debt and equity security offerings in which the Company acts as an underwriter. In these transactions, the Company acts primarily as a passive book running or Co-manager. These fees are recognized on the trade date of the transaction.

Referral Fees

The Company recognizes fees related to referrals received from Stifel and RBS Securities Inc. for introducing clients to underwritings of SEC registered securities and loans. Revenue is accrued at pricing date and any differences in estimated expenses are reflected upon settlement.

Cash and Cash Equivalents

For the purposes of reporting cash flows, balances include cash and money market accounts with an original maturity date of less than 90 days. At December 31, 2016, cash equivalents included $39,055 of money market mutual funds and $2,134 cash held with the affiliate bank.

Fair Value of Financial Instruments

The Company categorizes financial instruments carried at fair value on its Statement of Financial Condition based on a three-level hierarchy. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

The aforementioned three-level hierarchy is defined as follows:

Level 1- Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities

Level 2- Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices in markets are not active; other inputs that is observable or can be corroborated by market data for substantially the full term of the financial instrument.

Level 3- Unobservable inputs to the valuation methodology that are supported by little or no market information and that are significant to the fair value measurement.

Financial instruments categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Refer to Note 5 for further details.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09 "Revenue from Contracts with Customers". The ASU requires that revenue from contracts with customers be recognized upon transfer of control of a good or service in the amount of consideration expected to be received. The ASU also requires new qualitative and quantitative disclosures, including information about contract balances and performance obligations. The Company has begun its implementation efforts which include the identification of revenue within the scope of the guidance, as well as the evaluation of related revenue contracts. Based on this effort, adoption of the ASU is not expected to have a material impact on the timing of revenue recognition. The Company plans to adopt the revenue recognition guidance in the first quarter of 2018.

Note 2.   Related Party Transactions

The Company has entered into a service agreement with its affiliates Citizens Bank, N.A., and Citizens Bank of Pennsylvania. The affiliate banks provide support services to the Company and allocate direct and indirect costs attributable to the Company. Such costs include, but are not limited to, costs of the bank personnel servicing the Company, communication and data line expenses, data center and technology, internal audit and general overhead. For the year ended December 31, 2016, the total fees incurred were $4,070, which

were included in the service fees with affiliate in the statement of operations. The total payable to affiliate as of December 31, 2016 was $23.

The Company has entered into a subordinated credit facility with the Parent Holding Company of CFG with a borrowing limit of $45,000, which was in accordance with an agreement approved by FINRA.   The subordinated loan matures on September 30, 2019 and bears interest at 2.39% per annum. During the year ended December 31, 2016, the Company paid $266 in interest on drawdowns from this facility and maintains a checking account with the branch.   The cash held with the affiliate bank as of December 31, 2016 was $2,134.   Underwriting fees of $219 during the year ended December 31, 2016 were generated through transactions with an affiliated bank based on debt offerings.

Note 3.   Net Capital Requirements

The Company is a registered broker-dealer and, therefore, subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 8-to-1. The Company must maintain minimum net capital, as defined, equal to the greater of $100 or 12.5% of aggregate indebtedness. As of December 31, 2016, the Company had net capital of $37,560, which was in excess of the required net capital of $100 by $37,460. The Company's net capital ratio of aggregate indebtedness to net capital was 0.02 to 1.

Note 4.   Income Taxes

The Company, along with other affiliates, is included in the consolidated federal tax return filed by CFG and in certain combined and unitary state returns. For federal taxes and for taxes in states in which the Company is included in a combined or unitary return, the Company computes its current and deferred tax provision using the applicable consolidated, combined or unitary tax rate. The Company settles its income tax provision (benefit) with CFG by agreement through intercompany accounts. At December 31, 2016, the amount payable to CFG was approximately $617.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Current Income Taxes:	
Federal	$ 2,738
State	306
Total current income tax provision	3,044
Deferred Income Taxes:	
Federal	(23)
State	(2)
Total deferred income tax provision	(25)
Total income tax provision	$ 3,019

The effective income tax rate differed from the U.S. federal income rate of 35%, primarily as a result of state taxes.

The tax effects of temporary differences that give rise to significant portions of deferred taxes for the year ended December 31, 2016, are as follows:

Deferred Tax Assets:		
Accrued Expenses	$	25
State net operating loss		5
Deferred Tax Liabilities:		
Valuation allowance on state net operating loss		(5)
Net Deferred Tax Asset	$	25

There was no change in valuation allowance from December 31, 2015 to December 31, 2016.

The Company, as part of certain consolidated or combined returns, is subject to examination by the Internal Revenue Service (IRS) and various state and local tax jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations for years prior to 2013. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense in the statement of income.

There were no uncertain tax positions relating to the Company as of and during the year ended December 31, 2016.

Note 5.   Fair Value Measurements

The valuation techniques used to measure the Company's assets at fair value depends upon the specific nature of the asset. The company does not currently hold any liabilities that are measured at fair value. The following is a description of the valuation methodologies and summary of assets and liabilities measured at fair value on the statement of financial condition on a recurring basis at December 31, 2016:

Cash and Money Market Mutual Funds: Cash and money market mutual funds represent instruments that generally mature in one year or less and are recognized on the Statement of Financial Condition which approximates fair value. Cash and money market funds are classified as Level 1.

Quoted Prices in Active Markets for Identical Assets (Level 1)	$41,189
Significant Other Observable Inputs (Level 2)	-
Significant Unobservable Outputs (Level 3)	-
Total Assets measured at Fair Value on a Recurring Basis	$41,189

The following table presents the estimated value for financial instruments not recorded at fair value in the Statement of Financial Condition at December 31, 2016. The carrying amount is recorded in the Statement of Financial Condition under the caption indicated:

Citizens Capital Markets, Inc.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)
Notes to Financial Statements
For The Year Ended December 31, 2016
(In thousands)

	Total		Level 1		Level 2		Level 3	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial Liabilities:								
Subordinated loans – due to parent	$20,000	$20,000	$-	$-	$-	$-	$20,000	$20,000

Note 6.   Subsequent Events

The Company has evaluated events occurring subsequent to December 31, 2016 through February 28, 2017, the date at which the financial statements were issued. Based on this evaluation, the Company has determined that no subsequent events would require disclosure or adjustment to the financial statements.

Citizens Capital Markets, Inc.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
under the Securities Exchange Act of 1934
As of December 31, 2016
(In thousands)

Computation of Net Capital		
Stockholder's equity and subordinated debt	$	45,150
Deductions and/or Charges - Non-allowable assets:		
Cash held with affiliate		2,134
Prepaid expenses and other assets		307
Underwriting fee receviable		4,367
Total deductions and/or charges		6,808
Net capital before haircuts on securities positions		38,342
Haircut on securities		(781)
Total haircuts on securities		(781)
Net capital	$	37,560
Computation of Basic Net Capital Requirement		
Minimum net capital requirement (represents 12.5% of aggregate indebtedness)	$	89
Minimum dollar net capital requirement of broker dealer	$	100
Net Capital Requirement	$	100
Excess Net Capital	$	37,460
Computation of Aggregate Indebtedness		
Aggregate indebtedness	$	713
Ratio of aggregate indebtedness to net capital		2%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5 of the Securities and Exchange Commission.

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 filed by the company on February 28, 2017.

Citizens Capital Markets, Inc.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
For The Year Ended December 31, 2016

The Company has claimed exemption from rule 15c3-3 under the Securities Exchange Act of 1934, under the provisions in Section (k)(2)(i) of the rule.

Citizens Capital Markets, Inc.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
For The Year Ended December 31, 2016

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) of that rule.